SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the Month of December 2001
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


        L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                         Form 20-F  X      Form 40-F
                                   ---               ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
                                     ---     ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
          82-_______________.

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                            GENESYS CONFERENCING Logo


FOR IMMEDIATE RELEASE
THURSDAY, DECEMBER 6, 2001

                 Genesys Conferencing Reports Over 15,500 Seats
                         Sold for Genesys Meeting Center

Rapid Acceptance from More than 350 Clients in Just Four Weeks

Bedford, Mass. and Montpellier, France - December 6, 2001 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today announced that Genesys Meeting Center, the company's new integrated audio and Web conferencing platform, has already been adopted by more than 350 clients across North America and the United Kingdom, where Genesys Meeting Center has been available since its launch at the end of October.

Half of these Genesys Meeting Center clients are existing clients of Genesys Conferencing, while over 20 percent were previously using competitors' Web conferencing services, demonstrating the appeal of Genesys Meeting Center and its potential to significantly expand the company's customer base.

Ninety percent of the companies signing up for Genesys Meeting Center are medium- to large-sized corporations. The number of subscriptions per client is expected to rise sharply as most of these clients are in their initial phase of rolling out Genesys Meeting Center.

"We are very happy with our results so far. We believe Genesys Meeting Center is beginning to generate strong momentum within the business community. Companies are realizing that for less than $50 per month, they can get the best multimedia and Web conferencing experience in the market," explained Francois Legros, Chairman and Chief Executive Officer of Genesys Conferencing. He added, "Our results, although reflecting only four weeks of sales efforts, show that not only is Genesys Conferencing leveraging its existing customer base to successfully deploy Genesys Meeting Center, but also that Genesys Meeting Center is attracting brand new customers to the company."

Genesys Meeting Center is the world's first fully integrated audio and Web conferencing platform that gives users voice and Web functionality within a single interface. The technology developed by Genesys Conferencing for Genesys Meeting Center recently won a Best of Show Award for "Most Effective Use in Web Conferencing" at Telecon 2001, the United States' largest annual teleconferencing trade show.

As the world's leading conferencing specialist, Genesys Conferencing continues the global rollout of Genesys Meeting Center, making it available in France, Benelux and Sweden this month, in Asia-Pacific and Denmark in January 2002, and in Spain, Germany, Norway, Finland and Italy in February 2002. Localized versions in French, German, Swedish, Spanish and Italian will be available.

About Genesys Conferencing
Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).
      Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

                                 www.genesys.com

Contacts

Pierre Schwich
Executive Vice President, Audit, Financial Planning and Investor Relations Direct Line: +33 4 99 13 27 55
pierre.schwich@genesys.com

Marine Pouvreau
Financial Communication
Direct Line: + 33 4 99 13 25 17
marine.pouvreau@genesys.com

Florence Catel
Press Relations Corporate
Direct Line: +33 4.99.13.27.49
florence.catel@genesys.com

Paul Joyal
Press Relations North America
Direct Line: 781.761.6231
paul.joyal@genesys.com

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 10, 2001

                                    GENESYS SA


                                    By: /s/ Pierre Schwich
                                        -----------------------------------
                                    Name: Pierre Schwich
                                    Title: Executive Vice President, Audit,
                                           Financial Planning and Investor
                                           Relations